FREE WRITING PROSPECTUS

Filed pursuant to Rule 433

Registration Statement No.

333-263203

Millicom (Tigo) announces new anticipated record date for rights offering and related stoppage of conversion between common shares and SDRs

Luxembourg, May 10, 2022 – In connection with the previously announced rights offering, Millicom International Cellular S.A. (“Millicom” or “Company”) hereby announces that the new record date is expected to be on May 23, 2022 at 5:00 pm New York time for holders of the Company’s common shares and the same date (end of day, Swedish time) for holders of our shares held in the form of Swedish Depositary Receipts (“SDRs”).

Further details on the terms of the rights offering and the procedures pursuant to which eligible holders can exercise their rights, including any changes to the dates included in this press release, will be announced before the commencement of the rights offering.

In connection with the anticipated rights offering, we previously announced that conversion of SDRs into common shares, and vice versa, will not be permitted (the “Conversion Stoppage”) during a period starting on and including May 9, 2022 and to last until and including June 1, 2022. The Conversion Stoppage started on May 9, 2022 and, taking account of the new anticipated record date, it is expected to last until and including June 13, 2022. Millicom SDR holders who seek to convert their SDRs to common shares, or vice versa (which can be done in accordance with the procedures set out on Millicom’s website), should take into consideration the dates noted above.

This press release is not an offer to sell or a solicitation of an offer to buy any security. The anticipated Rights Offering will be made solely to such persons and in such jurisdictions as are permitted under applicable law.

For further information, please contact

Press: Yocasta Valdez, Group Manager Digital Media & Communications press@millicom.com	Investors: Michel Morin, VP Investor Relations Sarah Inmon, Director Investor Relations investors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of fixed and mobile telecommunications services in Latin America. Through our TIGO® and Tigo Business® brands, we provide a wide range of digital services and products, including TIGO Money for mobile financial services, TIGO Sports for local entertainment, TIGO ONEtv for pay TV, high-speed data, voice, and business-to-business solutions such as cloud and security. As of March 31, 2022, Millicom employed approximately 20,000 people and provided mobile and fiber-cable services through its digital highways to around 50 million customers, with a fiber-cable footprint of close to 13 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg.

Forward-Looking Statements

Statements included herein that are not historical facts, including without limitation statements concerning future strategy, plans, objectives, expectations and intentions, projected financial results, liquidity, growth and prospects, are forward-looking statements. Such forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, Millicom’s results could be materially adversely affected. In particular, there is uncertainty about the spread of the COVID-19 virus and the impact it may have on Millicom’s operations, the demand for Millicom’s products and services, global supply chains and economic activity in general. The risks and uncertainties include, but are not limited to, the following:

•	global economic conditions and foreign exchange rate fluctuations as well as local economic conditions in the markets we serve, which can be impacted by geopolitical developments outside of our principal geographic markets, such as the armed conflict between Russia and the Ukraine and related sanctions;

•	potential disruption due to diseases, pandemics, political events, piracy or acts by terrorists, including the impact of the recent outbreak of the COVID-19 virus and the ongoing efforts throughout the world to contain it;

•	telecommunications usage levels, including traffic, customer growth and the accelerated transition from traditional to digital services as a result of the COVID-19 pandemic;

•	competitive forces, including pricing pressures, the ability to connect to other operators’ networks and our ability to retain market share in the face of competition from existing and new market entrants as well as industry consolidation;

•	the achievement of our operational goals, financial targets and strategic plans, including the acceleration of cash flow growth, the reduction in net leverage, the expansion of our fixed broadband network, and the implementation of a share repurchase program and environmental, social and governance standards;

•	legal or regulatory developments and changes, or changes in governmental policy, including with respect to the availability of spectrum and licenses, the level of tariffs, laws and regulations which require the provision of services to customers without charging or the ability to disconnect such services during the COVID-19 pandemic, tax matters, the terms of interconnection, customer access and international settlement arrangements;

•	our ability to grow our mobile financial services business in our Latin American markets;

•	adverse legal or regulatory disputes or proceedings;

•	the success of our business, operating and financing initiatives and strategies, including partnerships and capital expenditure plans;

•	our expectations regarding the growth in fixed broadband penetration rates and the return that our investment in broadband networks will yield;

•	the level and timing of the growth and profitability of new initiatives, start-up costs associated with entering new markets, the successful deployment of new systems and applications to support new initiatives;

•	our ability to create new organizational structures for the Tigo Money and Towers businesses and manage them independently to enhance their value;

•	relationships with key suppliers and costs of handsets and other equipment;

•	our ability to successfully pursue acquisitions, investments or merger opportunities, integrate any acquired businesses in a timely and cost-effective manner and achieve the expected benefits of such transactions;

•	the availability, terms and use of capital, the impact of regulatory and competitive developments on capital outlays, the ability to achieve cost savings and realize productivity improvements;

•	technological development and evolving industry standards, including challenges in meeting customer demand for new technology and the cost of upgrading existing infrastructure;

•	the capacity to upstream cash generated in operations through dividends, royalties, management fees and repayment of shareholder loans; and

•	other factors or trends affecting our financial condition or results of operations.

A further list and description of risks, uncertainties and other matters can be found in Millicom’s Annual Report on Form 20-F/A, including those risks outlined in “Item 3. Key Information—D. Risk Factors,” and in Millicom’s subsequent U.S. Securities and Exchange Commission filings, all of which are available at www.sec.gov. To the extent COVID-19 adversely affects Millicom’s business and financial results, it may also have the effect of heightening many of the risks described in its filings.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Except to the extent otherwise required by applicable law, we do not undertake any obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

Important Information for Readers in the United States

This communication is not an offer to sell or the solicitation of an offer to buy any securities, and we will not offer or sell the securities referred to herein in any jurisdiction in which such offer or sale would be unlawful. The rights offering referred to in this press release will be made only by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Millicom has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) on March 1, 2022 covering, among other things, the rights offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, together with the related prospectus supplement that we will file prior to commencing any rights offering and the documents incorporated by reference in the prospectus and prospectus supplement, as well as the other documents Millicom has filed with the SEC for more complete information about Millicom and the rights offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov.